United States

Security and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Act of 1934

(Amendment No.        )*

Anworth Mortgage Asset Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

037347101

(CUSIP Number)

November 30, 2007

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 037347101	13G

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

DePrince, Race & Zollo, Inc. 59-3299598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

5,732,590
6 SHARED VOTING POWER

none
7 SOLE DISPOSITIVE POWER

5,732,590
8 SHARED DISPOSITIVE POWER

none

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,732,590
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

No
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.53%
12	TYPE OF REPORTING PERSON*

IA

SCHEDULE 13 G

Item 1.	(a)	Anworth Mortgage Asset Corp.

	(b)	1299 Ocean Avenue Ste 250 Santa Monica, CA 90401

Item 2.	(a)	DePrince, Race & Zollo, Inc.

	(b)	250 Park Ave South, Suite 250 Winter Park, FL 32789

	(c)	USA

	(d)	common stock

	(e)	037347101

Item 3.	(e)	X

Item 4.	Ownership

(a) 5,732,590 shares

(b) 12.53%

(c) (i) 5,732,590 shares

(iii) 5,732,590 shares

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 12/7/2007

/s/ Angela R. Petrucelly
Signature
Angela R. Petrucelly, COO